CALAMOS INVESTMENT TRUST

2020 Calamos Court

Naperville, Illinois 60563

August 2, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, D.C. 20549

Re:	Calamos Timpani SMID Growth Fund, a series of Calamos Investment Trust

(File No. 33-19228; 811-05443)

Ladies and Gentlemen:

On July 31, 2019, Calamos Investment Trust (the “Trust”), on behalf of its series, Calamos Timpani SMID Growth Fund (the “Fund”), filed a request1 to withdraw the registration statement filed on July 29, 2019 on Form N-1A (together with all exhibits thereto) as Post-Effective Amendment No. 128 under the Securities Act of 1933, as amended (“Securities Act”) and Amendment No. 130 under the Investment Company Act of 1940, as amended (“1940 Act”) (Accession No. 0001193125-19-205684), in connection with the proposed initial registration of the Fund’s common shares of beneficial interest (together with all amendments and exhibits thereto, the “Registration Statement”). The request should have been coded on EDGAR as AW, but was inadvertently coded as RW. The Fund has not issued or sold securities pursuant to the Registration Statement. Further, and for the sake of clarity, the Trust notes that the request to withdraw the Registration Statement was in no way intended to impact the current effective registration of the Trust or the other series of the Trust as the withdrawal request, by its terms, limited the request to the Registration Statement.2

On July 31, 2019, the Trust filed a registration statement on Form N-1A (Post-Effective Amendment No. 129 under the Securities Act and Amendment No. 131 under the 1940 Act (Accession No. 0001193125-19-207705)) which became immediately effective in accordance with rule 485(b) under the Securities Act and the Registrant’s 485BXT filed on July 11, 2019 (Accession No. 0001193125-19-192338). Shares of beneficial interest of the Fund have been sold pursuant to this registration statement.

The purpose of this letter is to withdraw the above-referenced withdrawal request filed on July 31, 2019 (Accession No. 0001193125-19-207513). The Trust will re-file the request to withdraw PEA No. 128 (Securities Act) and No. 130 (1940 Act) as form type “AW.”

[1]	Withdrawal Request filed July 31, 2019 (Accession No. 0001193125-19-207513).
[2]

The Trust notes that a Form N-8F would need to be filed and would be subject to review by the staff of the Commission if the Trust intends to de-register. The Trust has not filed, and has no intention of filing, a request to de-register.

Please direct any questions or comments regarding this filing to our counsel, Rita Rubin of Ropes & Gray LLP, at (312) 845-1241.

Sincerely,

CALAMOS INVESTMENT TRUST, on behalf of Calamos Timpani SMID Growth Fund

By:	/s/ J. Christopher Jackson
J. Christopher Jackson, Esq.
Vice President and Secretary